EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on Serving the Real Economy and Safeguarding the People’s Livelihood

In the year of 2022, China Life Insurance Company Limited (the “Company”) has always adhered to the people-centered development philosophy, stuck to the role of insurance and deepened reform and innovation. The Company has achieved remarkable results in serving major national development strategies and the participation in the construction of a multi-tiered social security system.

The Company insisted on the role of the financial industry in serving the real economy, gave full play to the advantages of the long-term and stable nature of insurance funds and supported the development of real economy. This year, the Company put more efforts in investments in strategic emerging industries and national key areas. As of September 30, 2022, our investments in real economy has exceeded RMB3.3 trillion. The Company promoted the dual carbon initiatives in all aspects and the amount of our green investments has exceeded RMB400 billion. The Company implemented major national decision and deployment, and assisted enterprises in alleviating difficulties through a combination of measures. As of September 30, 2022, the amount of investments by the Company in reform of state-owned enterprises and development of private enterprises and small and micro enterprises has exceeded RMB400 billion.

The Company actively leveraged its professional advantages, got deeply engaged in building a multi-tiered social security system, and continued to meet the diversified needs for insurance and protection. As of September 30, 2022, the Company carried out over 200 supplementary major medical expenses insurance programs across China, providing services to nearly 350 million people. The Company’s long-term care insurance programs covered over 26 million people and the Company has implemented 84 urban customized commercial medical insurance projects in 25 provinces and cities. The Company continuously enriched new business mode and insurance services to new urban residents and has provided 12 insurance products to new urban citizens. The Company actively participated in the construction of the third pillar of pension and accelerated the promotion of the expansion of the national pilot program of exclusive commercial endowment insurance.

In the next stage, the Company will continue to pursue the missions of serving the overall situation of national development and safeguarding the better life of the people, put more efforts in supporting real economy and promote the supply-side structural reform, and continue to play the role of insurance as an economic “shock absorber” and a social “stabilizer”, providing high-quality financial and insurance services to fulfill the mission of a central-owned enterprise.

Board of Directors of China Life Insurance Company Limited

October 16, 2022